Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Brilliance Auto
华晨汽车

Annual Report 2004

BMW
BMW

BRILLIANCE CHINA AUTOMATIVE HOLDINGS LIMITED
Brilliance Auto
Annual Report 2004

Dear Shareholders:

Our results for 2004 were less than satisfactory. The implementation of macro-economic policies and austerity measures in China has resulted in a significant slowdown in growth in domestic demand for automobiles since the second quarter of 2004. The general slowdown of the automobile industry also intensified price competition during the year. As a result, the Group’s sales for 2004 were approximately RMB6.5 billion, representing a decrease of 35.3% from 2003.

The deterioration in the macro-economic environment in the automotive industry in the second half of 2004 was worse than we expected. The extent of intensified price competition resulting from overcapacity, the continued rising prices of raw materials and the ongoing weak market sentiments were particularly unexpected. As a result, the sales volume of automobiles and profit margins of the Group in 2004 decreased significantly as compared to 2003, particularly for the Zhonghua sedans. Despite the weakness in the market, the Group was able to sell 61,618 minibuses and remained the market leader in the minibus market in 2004. The low sales volume of the Zhonghua sedan of 10,982 vehicles resulted in an operational loss for the sedan business and a one-time provision for impairment of intangible assets in respect of its design and development costs. Despite the difficult market environment in 2004, the BMW joint venture achieved sales of 8,708 BMW sedans and a net profit of RMB37.7 million.

Nonetheless, our overall decreased level of earnings and profit since the second half of 2004 resulting from the decrease in sales volume, average prices and the change in product mix was unsatisfactory. We have therefore taken wide-ranging internal measures to restore the minibus and the automotive components business to its previous level of profitability and sales volume, and to return the Zhonghua sedan business to profitability. These measures include reducing our operating costs and improving our operating efficiency, exploring new market opportunities, such as the export of sedans and minibuses to overseas markets, broadening our product range in both minibuses and sedans and upgrading and improving our distribution and after-sales services network. Furthermore, we will continue to strengthen our relationships with our partners through technological and strategic co-operation.

In 2004, we also began the development of a new 1.8-liter turbo engine with the technical assistance of FEV Motorentechnik GmbH, an internationally recognized leader in the design and development of internal combustion engines. The trial production of the engine is expected to begin in the fourth quarter of 2005. This engine will be used in our minibuses and sedans and will provide a competitively priced yet high quality alternative to the engines we currently procure from our engine suppliers.

Looking ahead, we remain confident in the long-term prospects and growth potential of the Chinese automobile industry. While our preliminary first quarter results show slight improvement in sales volume against the second half of 2004, the medium-term business outlook remains difficult to predict and may not be comparable to the level of success we have attained in recent years. We believe that the impact of the austerity measures and the intensification of competition in the Chinese automotive industry are likely to continue in 2005. The Group will continue to take proactive measures to cope with such challenges and to maintain its competitive edge in the market.

Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.

Wu Xiao An
Chairman
April 25, 2005

The following table presents selected consolidated financial information of the Company as of and for the years ended December 31, 2004, 2003 and 2002 which were prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective financial statements and the accompanying notes thereto.

Selected Consolidated Financial Information of the Company under US GAAP

	Year ended	Year ended	Year ended
	and as of	and as of	and as of
	December 31, 2004	December 31, 2003	December 31, 2002
(Amounts in thousands except for ADS data)	RMB	RMB	RMB
Income Statement Data:
Sales	6,541,998	10,109,557	7,319,455
Cost of sales	5,491,250	7,727,125	5,411,308
Selling, general and administrative expenses	1,510,442	1,410,067	1,067,154
Net income	1,214	780,842	610,465
Basic earnings per ADS	RMB0.03	RMB21.30	RMB16.65
Diluted earnings per ADS	RMB0.03	RMB21.16	RMB16.65
Weighted average number of ADSs used in calculating basic earnings per ADS	36,683,909	36,665,400	36,660,529
Weighted average number of ADSs used in calculating diluted earnings per ADS	36,837,960	37,023,983	36,660,529

Balance Sheet Data:
Total assets	17,776,426	18,288,236	13,853,681
Current assets	9,428,272	10,286,486	8,262,951
Current liabilities	8,187,658	8,031,017	7,332,746
Equity	6,857,654	6,886,307	6,005,302

Cash Flow Statement Data:
Payment for capital expenditure	999,058	955,887	798,759
Depreciation and amortization	602,968	677,810	270,560
Net cash (used in)/provided by operating activities	(719,257)	753,368	1,912,968
Net cash used in investing activities	(722,401)	(2,491,315)	(2,209,943)
Net cash provided by financing activities	853,859	2,281,095	365,899

Notes:

1.	The calculation of basic and diluted earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumption that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

2.	Please refer to Note 3(s) to the consolidated financial statements for the calculation of diluted earnings per share/ADS.

3.	The unified exchange rate quoted by the People’s Bank of China for 2004, 2003 and 2002 remained at US$1 = RMB8.28 throughout these periods.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

OVERVIEW AND CORPORATE HISTORY

The Company is a holding company. The principal activities of its principal subsidiaries are set out in note 1 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.

Prior to May 1998, the Company’s sole operating asset was its interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”). As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures with component companies in the People’s Republic of China (the “PRC”) since May 1998. With these investments and joint ventures, the Company’s income base has been broadened and its financial performance differs from that of Shenyang Automotive.

In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.

In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign-invested manufacturer of automotive components in the PRC.

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in the market in August 2002.

On March 27, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, the Company increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.55%. On December 16, 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

On December 29, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interest in Shenyang Automotive will be increased from 51.0% to approximately 70.7%.

On October 19, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Madam Chen Qiuling for the acquisition of her 49% interest in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant PRC government authorities on November 25, 2004 and Ningbo Yuming became a wholly owned subsidiary of the Company.

SALES

The Group derives its revenues from the sale of minibuses, sedans and automotive components in the PRC. Consolidated net sales of the Group for the years ended December 31, 2004, 2003 and 2002 were RMB6,542.0 million, RMB10,109.6 million and RMB7,319.5 million, respectively. The decrease in overall sales from 2003 to 2004 was primarily due to the decrease in the sales volume of minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix, resulting from the significant slowdown in growth in the domestic demand for automobiles in the PRC and intensified price competition during 2004.

The mid-priced minibus has proven to be the Group’s most popular and competitive product. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 14.7%, 58.1%, 20.2% and 7.0%, respectively, of the Group’s total sales revenue in 2004. The Company expects that the mid-priced minibuses together with the sedans will continue to represent a significant proportion of its total revenue.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Consolidated net sales of the Group for the year ended December 31, 2004 were RMB6,542.0 million, representing a 35.3% decrease from RMB10,109.6 million in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix.

Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease from 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were mid-priced minibuses, representing a 16.2% decrease from 65,614 mid-priced minibuses sold in 2003. Unit sales of the deluxe minibuses decreased 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive also sold 10,982 Zhonghua sedans in 2004, compared to 25,600 sedans sold in 2003. BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49%-indirectly owned jointly controlled entity, also sold 8,708 BMW sedans in 2004.

Cost of sales decreased 28.9% from RMB7,727.1 million in 2003 to RMB5,491.3 million in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of the Group decreased from 23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans. The decrease in gross margin of the minibuses was mainly due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix. The decrease in gross margin of the Zhonghua sedans and the loss-making position of this product segment was mainly due to the significant decrease in sales volume of these sedans compared to 2003 that prevented the Group from benefiting from economies of scale in production and caused the per unit costs of Zhonghua sedans to rise above the break even level.

Selling, general and administrative expenses increased 7.1% from RMB1,410.1 million, representing 13.9% of sales in 2003 to RMB1,510.4 million, representing 23.1% of sales in 2004. The decrease in selling expenses which was primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs in 2004, was offset by the increase in general and administrative expenses resulting from the increase in research and development expenses incurred with respect to the “Granse” minibus (known as the “Grace” minibus before February 2004) and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.

Interest expense net of interest income increased by 8.1% from RMB114.4 million in 2003 to RMB123.7 million due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.

Net equity in earnings of associated companies and jointly controlled entities increased 15.3% from RMB109.5 million in 2003 to RMB126.3 million in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance in 2004.

Subsidy income decreased 96.3% from RMB48.5 million in 2003 to RMB1.8 million in 2004. The decrease was mainly due to the one-off tax refund of RMB48.5 million in 2003 in relation to the Company’s reinvestment of the dividends from certain subsidiaries as additional capital contribution.

Other income net of expenses decreased from RMB78.3 million in 2003 to RMB25.7 million in 2004. The decrease was primarily due to the decrease in income from the sale of scrap metals in 2004 and the one-off impairment of the property, plant and equipment in one of the Group’s subsidiaries in 2004.

In 2004, the Group has also recognized a one-time provision for impairment of intangible assets of RMB50 million in respect of the design and development costs of the Zhonghua sedans and impairment loss on goodwill of RMB47.3 million in relation to one of the Group’s jointly controlled entities.

The Group recorded a loss before taxation and minority interests of RMB526.9 million in 2004 as compared to an income before taxation and minority interests of RMB1,094.2 million in 2003. The Group recorded net tax credit of RMB63.1 million in 2004 as compared to the tax expenses of RMB144.1 million in 2003, resulting from the decrease in the taxable income of the Group and the effect of deferred taxation in 2004.

As a result, net income decreased 99.8% to RMB1.2 million in 2004 from RMB780.8 million in 2003. Basic earnings per ADS were RMB0.03 (US$0.0036) in 2004, representing a 99.9% decrease from RMB21.3 (US$2.57) in 2003. Diluted earnings per ADS were RMB0.03 (US$0.0036) in 2004, representing a 99.9% decrease from RMB21.16 (US$2.56) in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated net sales of the Group in the year ended December 31, 2003 were RMB10,109.6 million, representing a 38.1% increase from RMB7,319.5 million in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and Zhonghua sedans in 2003. As the Zhonghua sedans were not launched until August 2002, the audited financial results of the Group for 2003 are not directly comparable to those of 2002.

Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were mid-priced minibuses, representing a 16.9% increase over the 56,121 mid-priced minibuses sold in 2002. Unit sales of the deluxe minibuses decreased 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive also sold 25,600 Zhonghua sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance, the Group’s 49%-indirectly owned jointly controlled entity, commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

Cost of sales increased 42.8% from RMB5,411.3 million in 2002 to RMB7,727.1 million in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the Zhonghua sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross profit margin for minibuses remained stable compared to 2002, while the overall gross profit margin of the Group decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the Zhonghua sedans.

Selling, general and administrative expenses increased 32.1% from RMB1,067.2 million, representing 14.6% of sales in 2002, to RMB1,410.1 million, representing 13.9% of sales in 2003. The increase was primarily due to the increase in staff costs, selling and other expenses in relation to the full year production of the Zhonghua sedans and the increase in stock-based compensation of RMB162.9 million in 2003.

Interest expense net of interest income decreased by 10.4% from RMB127.7 million to RMB114.4 million in 2003 due to the increase in interest income from bank deposits.

Net equity in earnings of associated companies and jointly controlled entities decreased by 20.7% from RMB138.1 million in 2002 to RMB109.5 million in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW in 2003 of RMB124.9 million. Excluding the net loss effects from the joint venture with BMW, the net equity in earnings of associated companies and jointly controlled entities increased 69.7% from RMB138.1 million in 2002 to RMB234.4 million in 2003. The increase was due to the strong performance of the Company’s associated companies and jointly controlled entities engaged in engine manufacturing in 2003.

In 2003, the Company was granted subsidies in form of “tax refunds on reinvestments” of RMB48.5 million in relation to the Company’s reinvestment of dividends from certain subsidiaries as additional capital contributions in 2003.

Other income net of expenses increased from RMB1.0 million in 2002 to RMB78.3 million in 2003. The increase was primarily due to the increase in sales of scrap metals, moulds, buildings and machineries in 2003.

Income before taxation and minority interests increased 28.4% to RMB1,094.2 million in 2003 from RMB852.5 million in 2002. Income taxes decreased 1.7% to RMB144.1 million in 2003 from RMB146.6 million in 2002.

As a result, net income increased 27.9% to RMB780.8 million in 2003 from RMB610.5 million in 2002. Basic earnings per ADS were RMB21.3 (US$2.57) in 2003, representing a 27.9% increase from RMB16.65 (US$2.01) in 2002. Diluted earnings per ADS were RMB21.16 (US$2.56) in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2004, the Company had RMB2,253.1 million in cash, cash equivalents and short-term bank deposits and RMB2,777.2 million in pledged short-term bank deposits, a decrease of RMB737.2 million from its position as of December 31, 2003. This decrease was mainly due to the decrease in cash generated from operating activities and financing activities in 2004.

Inventory level increased from RMB1,228.4 million as of December 31, 2003 to RMB1,577.0 million as of December 31, 2004. This was mainly resulted from the increase in raw materials and finished products resulting from the decrease in sales volume in 2004. Accounts receivable, notes receivable, notes receivable from affiliated companies and amounts due from affiliated companies decreased to RMB2,087.1 million in 2004 from RMB2,218.8 million in 2003. The decrease was mainly due to the decrease in notes receivable from customers resulting from the decrease in sales of minibuses and sedans in 2004.

Debt Changes

In 2004, the Group continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2004, direct bank borrowings and bank notes payable increased by 19.7% to RMB5,727.2 million, an increase of RMB943.3 million from RMB4,784.0 million as of December 31, 2003. The bank loans and bank notes payable were either secured by the property, plant and equipment, pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. The Group believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.

Capital Expenditures

The Group’s capital expenditures were RMB999.1 million in 2004, an increase of RMB43.2 million from the 2003 figure. Major items of expenditure included the moulds, equipment and machinery for the production of new versions of minibuses and sedans and the new 1.8-liter turbo engine in 2004.

Foreign Currency Requirements

The Group together with its associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 4,000 million, US$50 million and Euro 300 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2005. This estimate is based upon the Group’s 2005 production plans and the level of domestic content expected for its minibuses and sedans in 2005. The Company believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2005. In 2004, the Group started its trial sale of products overseas and received a couple of millions US dollars. Under PRC Law, the Group is able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange.

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2004, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion._In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, April 25, 2005

The following report is a copy of a report previously issued by PricewaterhouseCoopers

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2003, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 22, 2004

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	4,402,141	7,797,054	4,636,347
Sales to affiliated companies	2,139,857	2,312,503	2,683,108
Total sales	6,541,998	10,109,557	7,319,455
Cost of sales (include purchases of goods and subcontracting charges from affiliated companies: 2004: RMB2,185,428,000; 2003: RMB2,934,331,000; 2002: RMB2,215,614,000)	(5,491,250)	(7,727,125)	(5,411,308)
Gross profit	1,050,748	2,382,432	1,908,147
Selling, general and administrative expenses	(1,510,442)	(1,410,067)	(1,067,154)
Interest expense	(182,458)	(167,111)	(171,286)
Interest income	58,800	52,672	43,617
Equity in earnings of associated companies and jointly controlled entities, net	126,261	109,471	138,145
Subsidy income	1,815	48,497	—
Other income, net	25,709	78,293	1,009
Impairment loss on intangible assets	(50,000)	—	—
Impairment loss on goodwill	(47,320)	—	—
(Loss) income before taxation and minority interests	(526,887)	1,094,187	852,478
(Provision) benefit for income taxes	63,110	(144,140)	(146,610)
Minority interests	464,991	(169,205)	(95,403)
Net income	1,214	780,842	610,465
Other comprehensive income
Fair value adjustment for securities available held-for-sales	28,468	—	—
Comprehensive income	29,682	780,842	610,465
Basic earnings per share	RMB0.0003	RMB0.2130	RMB0.1665
Basic earnings per ADS	RMB0.03	RMB21.30	RMB16.65
Diluted earnings per share	RMB0.0003	RMB0.2116	RMB0.1665
Diluted earnings per ADS	RMB0.03	RMB21.16	RMB16.65
Weighted average number of shares outstanding	3,668,390,900	3,666,539,983	3,666,052,900
Weighted average number of ADSs outstanding	36,683,909	36,665,400	36,660,529
Net income adjusted for the dilutive effect of convertible bonds	N/A	783,515	N/A
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,683,795,968	3,702,398,310	3,666,052,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,837,960	37,023,983	36,660,529

The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

	2004	2003
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	1,244,499	1,832,298
Short-term bank deposits	1,008,602	1,670,596
Pledged short-term bank deposits	2,777,191	2,264,584
Deferred expenses — current portion	8,920	8,920
Notes receivable	620,899	827,452
Notes receivable from affiliated companies	645,143	527,175
Accounts receivable, net	55,632	90,017
Due from affiliated companies	765,411	774,188
Inventories	1,577,048	1,228,364
Other receivables	474,617	500,887
Prepayments and other current assets	127,080	318,523
Income tax recoverable	44,285	—
Other tax recoverable	41,468	—
Advances to affiliated companies	37,477	243,482
Total current assets	9,428,272	10,286,486

Property, plant and equipment	4,295,576	3,863,384
Intangible assets	952,440	1,220,476
Interests in associates and jointly controlled entities	1,792,590	1,723,411
Investment securities	49,911	17,305
Goodwill	418,400	414,464
Prepayment for a long-term investment	600,000	600,000
Deferred tax assets	114,005	39,555
Deferred expenses — non-current portion	25,273	34,193
Long-term prepayment for rental of land	76,126	71,972
Other long-term assets	23,833	16,990
Total assets	17,776,426	18,288,236

	2004	2003
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Notes payable	5,727,216	4,783,966
Notes payable to affiliated companies	121,162	35,431
Accounts payable	732,978	1,124,053
Due to affiliated companies	522,722	684,854
Customer advances	265,489	216,833
Other payables	363,584	563,735
Dividends payable	3,478	34,117
Accrued expenses and other current liabilities	274,183	188,774
Income tax payable	43,974	115,887
Taxes payable	42,391	190,725
Advances from affiliated companies	90,481	92,642
Total current liabilities	8,187,658	8,031,017

Convertible bonds	1,667,888	1,655,487
Commitments and contingencies (Note 20)	—	—
Total liabilities	9,855,546	9,686,504

Minority interests	1,063,226	1,715,425

Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2004 and 2003)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	67,647	39,179
Dedicated capital	158,352	112,168
Capital reserve	120,000	120,000
Retained earnings	3,882,577	3,985,882
Total shareholders’ equity	6,857,654	6,886,307

Total liabilities and shareholders’ equity	17,776,426	18,288,236

The accompanying notes are an integral part of these consolidated balance sheets.

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from operating activities:
Net income	1,214	780,842	610,465
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(74,450)	(1,514)	(38,041)
Depreciation of fixed assets	365,638	447,094	213,776
Amortization of long-term prepayment for rental of land	2,369	2,153	—
Amortization of intangible assets	226,041	227,077	56,784
Amortization of deferred expenses	8,920	1,486	—
Minority interests in net income of consolidated subsidiaries	(464,991)	169,205	95,403
Provision for doubtful debts and write off of bad debts	55,292	4,825	18,921
Write back of provision for doubtful debts	(1,000)	(5,679)	(265)
Provision for impairment of intangible assets	50,000	—	—
Provision for impairment of property, plant and equipment	10,000	6,027	2,547
Provision for impairment of investment in jointly controlled entities	47,320	—	—
Provision for impairment of investment securities	—	—	8,500
Write back of provision for inventories sold	(15,522)	—	—
(Gain)/Loss on disposal of property, plant and equipment	12,519	(14,004)	5,147
Gain on disposal of an associated company	—	—	(6,014)
Amortization of deferred compensation expenses	—	173,213	10,329
Equity in earnings of associated companies and jointly controlled entities, net	(126,261)	(109,471)	(138,145)

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
(Increase)/decrease in operating assets:
Accounts receivable	32,858	(73,888)	8,279
Notes receivable	206,553	(357,708)	(234,577)
Notes receivable from affiliated companies	(117,968)	(314,190)	473,884
Due from affiliated companies	(10,157)	268,881	(163,354)
Inventories	(328,154)	(460,040)	(161,396)
Other receivables	50,625	(40,307)	11,486
Prepayments and other current assets	191,443	118,612	(88,568)
Increase in non-current assets	(6,843)	(13,786)	—
Increase/(decrease) in operating liabilities:
Accounts payable	(391,075)	48,461	409,376
Due to affiliated companies	(162,132)	(29,516)	237,290
Notes payable to affiliated companies	—	35,431	—
Customer advances	48,656	(85,206)	218,480
Other payables	(121,962)	81,715	68,928
Accrued expenses and other current liabilities	85,409	(69,474)	184,518
Import tariff and taxes payable	(306,000)	(36,871)	109,215
Interest payable on convertible bonds	12,401	—	—
Net cash (used in)/provided by operating activities	(719,257)	753,368	1,912,968

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from investing activities:
Capital expenditures	(999,058)	(955,887)	(798,759)
Proceeds from disposal of property, plant and equipment	18,204	118,301	15,600
(Increase)/decrease in short-term bank deposits	661,994	(897,207)	(773,389)
(Increase)/decrease in pledged short-term bank deposits	(512,607)	(914,584)	575,805
Decrease/(increase) in advances to affiliated companies	204,030	1,061,214	(987,516)
Increase in long term investment	(4,138)	—	—
Increase in other long-term assets	(6,523)	(874)	(1,684)
Decrease/(increase) in other receivables arising from short-term investments	—	500,000	(500,000)
Increase in interests in associated companies and jointly controlled entities	(12,250)	(702,278)	—
Dividend received from an associated company	15,103	—	—
Payment for acquisition of further interest in subsidiary	(10,000)	—	—
Prepayment for a long-term investment	—	(600,000)	—
Increase in other receivables	—	(300,000)	—
Proceeds received from disposal of investment in an associated company	20,000	200,000	260,000
Advance to minority shareholder	(97,156)	—	—
Net cash used in investing activities	(722,401)	(2,491,315)	(2,209,943)

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from financing activities:
Proceeds from short-term bank loans	900,000	—	1,746,930
Repayment of short-term bank loans	(900,000)	(150,000)	(2,002,430)
Issuance of bank notes payable	12,405,435	8,674,563	7,658,304
Repayment of bank notes payable	(11,376,454)	(7,828,000)	(7,020,901)
(Decrease)/increase in advances from affiliated companies	(2,161)	(144,383)	108,144
Financing received from a jointly controlled entity	—	74,605	—
Proceeds from issuance of common stock	—	4,701	—
Dividends paid	(88,974)	(43,634)	(35,295)
Dividends paid to joint venture partners	(83,987)	(113,284)	(88,853)
Proceeds from issuance of convertible bonds	—	1,654,300	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds	—	(44,599)	—
Capital contributions from joint venture partners	—	196,826	—
Net cash provided by financing activities	853,859	2,281,095	365,899

Net (decrease)/increase in cash and cash equivalents	(587,799)	543,148	68,924
Cash and cash equivalents, beginning of year	1,832,298	1,289,150	1,220,226
Cash and cash equivalents, end of year	1,244,499	1,832,298	1,289,150

The accompanying notes are an integral part of these consolidated statements of cash flows.

							Accumulated
			Additional	Deferred			other
	Number of shares		paid-in	stock	Dedicated	Capital	comprehensive	Retained
	issued	Amount	capital	compensation	capital	reserve	income	earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	71,356	—	39,179	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	—	10,329
Net income	—	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	60,823	—	—	(60,823)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,295)	(35,295)
Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	132,179	—	39,179	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	99,989	—	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	(120,000)	120,000	—	—	—
Dividends declared	—	—	—	—	—	—	—	(77,751)	(77,751)
Balance at December 31, 2003	3,668,390,900	303,388	2,325,690	—	112,168	120,000	39,179	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Net unrealized gain on marketable equity securities	—	—	—	—	—	—	28,468	—	28,468
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)
Balance at December 31, 2004	3,668,390,900	303,388	2,325,690	—	158,352	120,000	67,647	3,882,577	6,857,654

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

Details of the Company’s principal subsidiaries as of December 31, 2004 are as follows:

		Percentage of
		equity interest/voting
		right attributable to
	Place of	the Company
Name	establishment/incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	-	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	-	100%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	-	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	-	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	-	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	-	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	-	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	-	Development, manufacture and sale of power trains
Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	-	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	-	98.01%	Investment holding

Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.

For the years ended December 31, 2004 and 2003, no consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002, approximately 10% of the consolidated revenue was generated from Shanghai Yuantong. For the years ended December 31, 2004, 2003 and 2002, approximately 29%, 20% and 23% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

2.	BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

.	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

.	Reclassification of certain items, designated as “Long-term prepayment for rental of land” from property, plant and equipment in the statutory financial statements;

.	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

.	Recognition of deferred income taxes;

.	Recognition of provision for impairment loss of long-lived assets;

.	Amortization of intangible assets;

.	Recognition of research and development expenditures; and

.	Recognition of stock-based compensation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.

In 2003, the FASB issued Interpretation No. (“FIN”) 46 and 46R, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. The Group adopted the provisions of these interpretations effective December 31, 2004. Please refer to Note 3(z) for details.

Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b)	Sales

Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling are included in selling, general and administrative expenses for all periods presented.

(c)	Cash, cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d)	Inventories

Inventories are carried at the lower of cost or market. Costs comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis with effect from July 1, 2004. The effect of this change in estimate is not significant to the consolidated financial statements. The Group provides allowance for excess, slow moving and obsolete inventory and reduces the carrying value of its inventory to the lower of cost or market.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)	Property, plant and equipment and long-term prepayment for rental of land

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Long-term prepayment for rental of land is amortized on a straight-line basis over the term of lease.

(f)	Intangible assets

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

(g)	Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries.

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Group for year 2002, prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Group reviews goodwill for impairment annually at the year end and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142.

The Group performs a two-step impairment test. In the first step, the Group compares the fair value of each reporting unit to its carrying value. The Group determines the fair value of its reporting units based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Group records an impairment loss equal to the difference.

(i)	Investments in associated companies and jointly controlled entities

     An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method (“equity method investment”). Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities (“equity method goodwill”) is included in the carrying cost of the investment. The Group considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. In assessing the recoverability of equity method investments (including equity method goodwill), the Company uses discounted cash flow models. If the fair value of the equity investee is determined to be lower than carrying value, an impairment is recognized.

(j)	Investment securities

The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under, “Accounting for Certain Investments in Debt and Equity Securities”, SFAS No. 115 are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gain or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost. The Group periodically reviews its investments in non-marketable equity securities and available-for-sale securities for impairment. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.

(k)	Taxation

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2004, 2003 and 2002.

Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2004, 2003 and 2002.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong was 15%, 7.5% and 7.5% for the years ended December 31, 2004, 2003 and 2002, respectively.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. As a result, the applicable state income tax rate for Mianyang Ruian is 15% from 2004 to 2010. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5% and 15% for the year ended December 31, 2004 and 2003 respectively. For the year ended December 31, 2002, Mianyang Ruian was exempted from income tax.

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprises” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 15%, 7.5% and 7.5% for the years ended December, 2004, 2003 and 2002 respectively.

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 8%.

(l)	Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(m)	Foreign currency translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at the unified exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable unified exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.

Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

(n)	Warranty

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2003: 24-month or 50,000 kilometers; 2002: 18-month or 30,000 kilometers) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2003: 36-month or 60,000 kilometers) first-to-occur limited warranty plus any extended warranty specially offered by Shenyang Automotive during the year. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. The reconciliation of the changes in the warranty obligation is as follows:

	2004	2003
	RMB’000	RMB’000
Balance as of January 1	23,643	18,854
Accrual for warranties issued during the year	45,088	87,405
Settlement made during the year	(47,673)	(82,616)

Balance as of December 31	21,058	23,643

(o)	Advertising expenses

Advertising expenses are written off as incurred. For the years ended December 31, 2004, 2003 and 2002, advertising expenses of approximately RMB206.9 million, RMB201.1 million and RMB123.6 million, respectively, have been charged to selling, general and administrative expenses.

(p)	Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, research and development expenses of approximately RMB479.9 million, RMB191.4 million and RMB304.9 million, respectively, have been charged to selling, general and administrative expenses.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Stock based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the quoted market value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted. No stock options have been granted by the Company under the Plan during the year 2004.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2003 and 2002 would have been adjusted to the pro-forma amounts indicated below:

	2003	2002
	RMB’000	RMB’000
Net income as reported	780,842	610,465
Add: Adjustments for APB Opinion No. 25	173,213	10,329
Less: Fair value of stock options	(210,711)	(12,565)

Pro-forma net income	743,344	608,229

	2003	2002
	RMB’000	RMB’000
Basic earnings per ADS:
As reported	21.30	16.65
Pro-forma	20.27	16.59
Diluted earnings per ADS:
As reported	21.16	16.65
Pro-forma	20.15	16.59
Basic earnings per share:
As reported	0.2130	0.1665
Pro-forma	0.2027	0.1659
Diluted earnings per share:
As reported	0.2116	0.1665
Pro-forma	0.2015	0.1659

(s)	Earnings per share and earnings per ADS

The calculation of basic earnings per share is based on the net income for the year and the weighted average number of shares of common stock outstanding during the year.

The calculation of diluted earnings per share is based on the net income for the year and the weighted average number of shares of common stock mentioned above and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.

A reconciliation of the net income used in calculation of basic and diluted earnings per share/ADS is as follows:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Net income during the year	1,214	780,842	610,465
Add: accrued interest expense related to the convertible bonds	—	1,187	—
Amortization of deferred expenses	—	1,486	—

Net income during the year adjusted for accrued interest expense related to the convertible bonds and amortization of deferred expenses	1,214	783,515	610,465

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted earnings per share is as follows:

	2004	2003	2002
Weighted average number of shares of common stock used in calculation of basic earnings per share	3,668,390,900	3,666,539,983	3,666,052,900
Dilutive effect of stock options	15,405,068	3,338,970	—
Dilutive effect of convertible bonds	—	32,519,357	—

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per share	3,683,795,968	3,702,398,310	3,666,052,900

In 2002, the Company has not included the convertible bonds in the computation of diluted earnings per share/ADS because these were issued in 2003 (see Note 16 below).

The effect of the assumed conversion of the potential common stock outstanding for the year ended December 31, 2002 arising from stock option is anti-dilutive.

The diluted earnings per share/ADS calculation includes the impact of shares that would result from the conversion of convertible bonds. In addition, the related interest on convertible bonds is added back to income, since these would not be paid if the bonds were converted to share.

The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2004 arising from the convertible bonds is anti-dilutive.

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2004	2003	2002
Weighted average number of ADSs used in calculation of basic earnings per ADS	36,683,909	36,665,400	36,660,529
Dilutive effect of stock options	154,051	33,390	—
Dilutive effect of convertible bonds	—	325,193	—

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per ADS	36,837,960	37,023,983	36,660,529

(t)	Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 29.

(u)	Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net income in the statement of income and comprehensive income.

There was no other comprehensive income or loss for the years ended December 31, 2003 and 2002 other than net income for the two years.

(v)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(w)	Guarantees

Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2004 and 2003, the fair values of the guarantees the Group have entered into since December 31, 2002 are not material to the Group’s financial position. Please refer to Note 3(n) and Note 20(c) for details.

(x)	Allowance for doubtful accounts

Accounts receivable are stated at the amount billed to customers. The Group recognizes allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Company’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts past due more than the Group’s general credit period are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(y)	Fair value of financial instruments

The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company’s financial instruments, which include cash, accounts receivable, convertible debt, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.

(z)	Other new accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that ARB No. 43 requires the recognition of abnormal amounts of idle facility expense, freight, handling costs, and spoilage as current-period charges and requires fixed production overheads to be allocated to inventory according to the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005; however, earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 should be applied prospectively. The Group considers that SFAS No. 151 will not have significant impact on its financial statements when it is adopted.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Public entities (other than those filing as small business issuers) will be required to apply this statement at the beginning of next fiscal year that begins after June 15, 2005. In March 2005, the SEC have published Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”) to give public entities guidance in applying the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards Statement No. 123R, Share-Based Payment, and to users of financial statements in analyzing the information provided under that Statement. The SAB should be applied upon the adoption of Statement

123(R). The Group considers that SFAS No. 123(R) and SAB 107 will not have significant impact on its financial statements when it is adopted.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005, and is required to be adopted by the Group effective January 1, 2006. The Group does not expect SFAS No. 153 to have a material impact on the consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns. In December 2003, the FASB issued a revised FIN 46. The revised standard, FIN 46R, modifies or clarifies various provisions of FIN 46 and incorporates many FASB Staff Positions previously issued by the FASB. This standard replaces the original FIN 46 that was issued in January 2003. Enterprises with variable interests in variable interest entities created after January 31, 2003, are required to apply FIN 46 or FIN 46R immediately. The effective dates of FIN 46R for calendar-year foreign private issuers with variable interests in variable interest entities created before February 1, 2003 for annual financial statements for period ending December 31, 2004.

In connection with adopting FIN46R, the Group has identified a supplier that the Group had provided a guarantee of approximately RMB 300 million, which was expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2004. The Group made and continued to make exhaustive but unsuccessful effort to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of their liquidation. Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.

In March 2005, the FASB issues Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The adoption of FIN 47 will not have a material impact on the Group’s consolidated financial statements.

In November 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of SFAS No. 115 and 124 investments in a loss position for annual periods ending after December 15, 2003. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments in reporting periods beginning after June 15, 2004 and the additional disclosures for equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method under APB Opinion 18 and related interpretation (“cost method investments”) for annual financial statements for fiscal years ending after June 15, 2004. Comparative information for the periods prior to initial application of this issue is not required. In September 2004, the EITF delayed the effective date to apply the measurement and recognition provisions relating to debt and equity securities until the FASB issues additional guidance. The Group had adopted the disclosure provisions of EITF 03-1 for the year 2004 (see Note 14 below).

In September 2004, the EITF reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. The issue requires contingently convertible debt instruments (commonly referred to as Co-Cos) to be included in diluted earnings per share, if dilutive, regardless of whether a market price contingency for the conversion of the debt into common shares or any other contingent factor has been met. Prior to this consensus, such instruments were excluded from the calculation until one or more of the contingencies were met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and does require restatement of prior period earnings per unit amounts. The adoption of this EITF does not have a material impact on the Group’s consolidated financial statements.

4.	SUBSIDY INCOME

In 2004, the Company’s subsidiaries were granted government subsidies of RMB1,815,000. In 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.

5.	INCOME TAXES

For the years ended December 31, 2004, 2003 and 2002, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

The amount of (provision) benefit for income taxes in the consolidated income statement represents:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Current taxation	(11,340)	(145,654)	(184,651)
Deferred taxation	74,450	1,514	38,041

	63,110	(144,140)	(146,610)

The reconciliation of the Group’s effective income tax rate, based on income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	%	%	%
Average statutory tax rate (including state and local income tax)	18.76	21.71	18.58
Effect of statutory tax holiday	16.61	(12.66)	(9.30)
Effect of non-deductible expenses	(5.78)	3.29	6.91
Effect of valuation allowances	(16.20)	(2.11)	(1.00)
Others, not individually significant	(0.51)	2.94	2.01

Effective tax rate	12.88	13.17	17.20

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary. Components of deferred tax assets were as follows:

	As of December 31,
	2004	2003
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	45,683	—
Provisions and accruals	47,633	30,181
Provision for impairment of fixed assets	2,751	2,751
Amortization and provision for impairment of intangible assets	58,942	29,731
Tax losses carry forward	61,460	—

	216,469	62,663

Valuation allowance (Note)	(102,464)	(23,108)

Net deferred tax assets	114,005	39,555

Note: At December 31, 2004, valuation allowances of approximately RMB61,460,000 and RMB41,004,000 were made for deferred tax assets recognised in respect of the unused tax loss and deductible temporary difference because it is more likely than not that the tax benefit will not be realized in the foreseeable future. All the tax losses will expire in 2009. The net change in valuation allowances for the year ended December 31, 2004 was increased by approximately RMB79,356,000.

6.	PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2004 and 2003, approximately RMB2,777.2 million and RMB2,264.6 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and letter of credits issued (Notes 18 and 20).

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2004	2003
	RMB’000	RMB’000
Accounts receivable	103,350	136,289
Less: Allowance for doubtful debts	(47,718)	(46,272)

	55,632	90,017

Movements of allowance for doubtful debts during the years ended December 31, 2004 and 2003 are:

	2004	2003
	RMB’000	RMB’000
Balance, beginning of year	46,272	51,749
Additional provision	2,526	4,825
Write-back of provision	(1,000)	(5,679)
Written off against accounts receivable	(80)	(4,623)

Balance, end of year	47,718	46,272

8.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2004 and 2003, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB614 million (2003: RMB281 million) of the notes receivable both from third parties and affiliated companies were pledged for the issuance of notes payable (Note 18).

9.	OTHER RECEIVABLES

Included in other receivables as of December 31, 2004 and 2003 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 15.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at original investment cost of Xing Yuan Dong of RMB480 million (the “Consideration”). As of December 31, 2003, other receivables include outstanding Consideration of RMB20 million.

10.	INVENTORIES

	2004	2003
	RMB’000	RMB’000
Inventories consist of:
Raw materials	888,378	709,996
Work-in-progress	97,362	111,459
Finished goods	591,308	406,909

	1,577,048	1,228,364

11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM PREPAYMENT FOR RENTAL OF LAND

Property, plant and equipment consist of:

	2004	2003
	RMB’000	RMB’000
Buildings	1,126,073	1,040,460
Machineries and equipment	3,450,089	3,105,226
Motor vehicles	101,715	93,867
Furniture, fixtures and office equipment	390,197	292,840
Construction-in-progress	789,145	570,233

	5,857,219	5,102,626

Less: Provision for impairment losses	(47,949)	(37,949)

	5,809,270	5,064,677

Less: Accumulated depreciation	(1,513,694)	(1,201,293)

Net book value	4,295,576	3,863,384

(a)	During the years ended December 31, 2004, 2003 and 2002, capitalized interest expenses amounted to approximately RMB18.4 million, RMBNil and RMB0.8 million, respectively.

(b)	Buildings amounting to approximately RMB41,022,000 and long-term prepayment for rental of land amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 27).

(c)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment with an aggregate net book value of approximately RMB358,643,000 to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration of approximately RMB384,290,000, which was mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of the 2003 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB17,438,000 have been accrued as of December 31, 2003.

(d)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB225,185,000 to BMW Brilliance in consideration of approximately RMB248,684,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2004 and 2003 the net book value of the buildings amounting to approximately RMB150,763,000 and RMB225,185,000 respectively were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2004 and 2003 amounting to approximately RMB74,605,000 was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB99,768,000 (2003: RMB174,079,000) will be received from BMW Brilliance and will be accounted for as additional financing.

12.	INTANGIBLE ASSETS

	2004	2003
	RMB’000	RMB’000
Cost
Beginning of year	1,504,337	681,750
Additions	8,005	822,587

End of year	1,512,342	1,504,337

Accumulated amortization
Beginning of year	(283,861)	(56,784)
Amortization for the year	(226,041)	(227,077)

End of year	(509,902)	(283,861)

Accumulated impairment
Beginning of year	—	—
Impairment loss provision for the year	(50,000)	—

End of year	(50,000)	—

Net book value
End of year	952,440	1,220,476

Beginning of year	1,220,476	624,966

Included in the intangible assets were mainly:

(a)	Sedan design right represents rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to Zhonghua sedans; and

(b)	Components and parts technology right represents rights, title and interests in the design of the components and spare parts for Zhonghua sedans injected by a joint venture partner as capital into a subsidiary of the Company in 2003.

Due to the operations in the manufacture and sale of Zhonghua sedans had resulted in loss in 2004, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (b) by assessing the net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Accordingly, impairment loss provision of RMB50 million in total was provided for these intangible assets.

For each of the five years ending December 31, 2009, the estimated amortization expense of the intangible assets in existence as of December 31, 2004 will be approximately RMB227 million.

13. INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

Interests in associates and jointly controlled entities as of December 31, 2004 consist of:

		Percentage
		of
		equity
		interest
	Place of	held
Name of company	Establishment	indirectly	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.(“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng”)	Chongqing, the PRC	29.403%	Trading of BMW sedans

Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans

Shenyang HuaBao Automotive Sales Service Co., Ltd. (“Huabao”)	Shenyang, the PRC	49.005%	Trading of BMW sedans

Shanghai Kowin Automotive Component Co., Ltd. (“Kowin”)	Shanghai, the PRC	25.5%	Trading of automotive components

The carrying values of interests in associates and jointly controlled entities are:

	2004	2003
	RMB’000	RMB’000
Interests in associates:
Shenyang Aerospace	364,158	321,636
Chongqing Fuhua	9,518	4,276
Chongqing Baosheng	3,640	—

	377,316	325,912

Interests in jointly controlled entities:
Mianyang Xinchen	387,812	358,368
Xinguang Brilliance	447,823	478,864
Huabao	4,922	7,735
BMW Brilliance	570,375	550,032
Kowin	4,342	—
Shenyang ChenBao Automotive Sales Service Co., Ltd.	—	2,500

	1,415,274	1,397,499

	1,792,590	1,723,411

The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of investments in associated companies and jointly controlled entities, are:

	2004	2003
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	252,373	299,694

	375,766	423,087

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. In the fourth quarter of 2004, the Group recorded an impairment charge of RMB47,320,000 for equity method goodwill associated with its operation serving in minibuses and automotive components segment due to lower than expected projected operating profits and cash flows.

The equity shares in the income (loss) of the associated companies and jointly controlled entities in 2004 and 2003 are:

	2004	2003
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	57,854	132,331
Chongqing Fuhua	(8)	526
Chongqing Baosheng	(860)	—

	56,986	132,857

Jointly controlled entities:
Mianyang Xinchen	33,331	68,662
Xinguang Brilliance	17,173	33,388
Huabao	(2,334)	235
BMW Brilliance	21,764	(125,671)
Kowin	(659)	—

	69,275	(23,386)

	126,261	109,471

Combined unaudited financial information of the associated companies is summarized as follows:

	2004	2003
	RMB’000	RMB’000
Revenue	2,221,460	2,343,593
Profit before taxation, net	296,835	635,046
Net income	272,213	631,546

Current assets	1,135,531	1,156,831
Non-current assets	1,509,527	1,194,894

Total assets	2,645,058	2,351,725

Current liabilities	(743,600)	(531,350)
Long-term liabilities	(396,927)	(431,791)

Total liabilities	(1,140,527)	(963,141)

Total shareholders’ equity	1,504,531	1,388,584

Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	2004	2003
	RMB’000	RMB’000
Revenue	5,070,023	3,211,424
Profit/(loss) before taxation, net	135,455	(31,905)
Net income/(loss)	128,882	(47,943)

Current assets	6,686,994	4,668,626
Non-current assets	1,277,418	1,268,248

Total assets	7,964,412	5,936,874

Current liabilities	(5,934,842)	(4,297,464)
Long-term liabilities	(320,000)	—

Total liabilities	(6,254,842)	(4,297,464)

Total shareholders’ equity	1,709,570	1,639,410

14. MARKETABLE SECURITIES

The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sales securities are as follows:

	As of December 31,
	2004	2003
	RMB’000	RMB’000
Available-for-sale securities	17,305	17,305
Gross unrealized gain	28,468	—

	45,773	17,305
Unlisted securities at cost	4,138	—

	49,911	17,305

The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB28.5 million as of December 31, 2004.

Investments with an aggregate cost of RMB4 million were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

15. PREPAYMENT FOR A LONG-TERM INVESTMENT

On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into the agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI is interested in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

Although the acquisition have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government, the transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.

As of December 31, 2004 and 2003, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

16. CONVERTIBLE BONDS

	2004	2003
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accrued interest expense	13,588	1,187

	1,667,888	1,655,487

On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Bonds”) with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.

(i)	The Bonds will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.

As of December 31, 2004, none of the Bonds had been converted into the ordinary shares of the Company.

17. DEFERRED EXPENSES

	2004	2003
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 16)	44,599	44,599
Amortization of deferred expenses	(10,406)	(1,486)

	34,193	43,113

Non-current portion	25,273	34,193
Current portion	8,920	8,920

	34,193	43,113

18. NOTES PAYABLE

As of December 31, 2004 and 2003, certain notes payable were bank notes secured by short-term bank deposits of approximately RMB2,375 million and RMB1,857 million, respectively, and notes receivable both from third parties and affiliated companies of approximately RMB614 million and RMB281 million, respectively.

19. TAXES PAYABLE

Taxes payable consist of:

	2004	2003
	RMB’000	RMB’000
Income taxes payable	43,974	115,887

VAT payable	13,249	24,942
Others	29,142	165,783

	42,391	190,725

	86,365	306,612

20. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2004, the Group had approximately RMB2,201.5 million in outstanding commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to approximately RMB551.2 million and authorized but not contracted for capital commitment amounting to approximately RMB1,585.8 million.

As of December 31, 2004, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

RMB’000
Within one year	10,510
One to two years	4,663
Two to three years	3,641
Three to four years	3,268
Four to five years	3,268
Over five years	39,211

64,561

(b) Operating lease income

Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 24(g)). The lease terms are generally 180 months.

Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.7 million for the year ended December 31, 2004 respectively. Investments in operating leases are as follows:

As of December 31, 2004
RMB’000
Buildings	97,358
Accumulated depreciation	(6,544)

Net investment in operating leases	90,814

     Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31, 2004
RMB’000
Within one year	14,152
One to two years	14,152
Two to three years	14,152
Three to four years	14,152
Four to five years	14,152
Thereafter	119,112

Total	189,872

There were no contingent rentals under the respective lease contracts.

(c) Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2004 and 2003 amounting to approximately RMB6,118 million and RMB1,492 million, respectively.

(ii)	As of December 31, 2004, the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB296 million (2003: RMB690 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2004, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB296 million (2003: RMB690 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(2)	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB221 million (2003: RMB344 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2004, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB221 million (2003: RMB344 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(3)	Corporate guarantees for bank loans amounting to RMB300 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004, drawn by an affiliated company of BHL. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of BHL is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004. The pledge of bank deposits and the corporate guarantees were released on March 25, 2005.

(4)	Corporate guarantees of bank loans amounting to RMB100 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004, drawn by JinBei. Bank deposits of RMB102 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(iii)	As of December 31, 2004, subsidiaries of the Group had issued letter of credits amounting to approximately RMB11 million (2003: RMB32 million). Approximately RMBNil million (2003: RMB7.2 million) of the issued letter of credits was secured by pledged bank deposits.

(iv)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”), in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgement on the strikeout proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated June 18, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated December 31, 2003. The Company responded with a notice of cross appeal dated July 21, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on March 7, 8, 9, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

The Court of Appeal of Bermuda ruled in its judgment of March 14, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interest in Shenyang Automotive and therefore there was no basis for a trust; (c) that event if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On April 5, 2005, Broadsino acting through its Bermuda counsel, has submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgement. This matter is expected to be considered by the Court of Appeal, on June 9, 2005.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group, and intend to continue the defence of this legal action.

(v)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On September 16, 2003, a Statement of Claim was served on the Company. On November 4, 2003, the Company filed the Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005. The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

21. CAPITAL STOCK

	2004		2003		2002
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388	3,668,391	RMB303,388	3,666,053	RMB303,194

During 2003, an employee of the Group exercised certain of his stock options and as a result 2,338,000 shares of common stock of US$0.01 each were issued at a price of HK$1.896 per share (Note 22). These new shares ranked pari passu with existing shares.

22. STOCK OPTIONS

Original share option scheme approved in 1999

Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:

(a)	a price being not less than 80%, of the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; and

(b)	the nominal value of the common stock.

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.

On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2004 and 2003.

No. of stock options
As of January 1, 2003	17,828
Granted	—
Exercised	(2,338)
Cancelled/lapsed	—

As of December 31, 2003	15,490
Granted	—
Exercised	—
Cancelled/lapsed	(1,000)

As of December 31, 2004	14,490

New share option scheme approved in 2002

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-

executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;

(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

(c)	the nominal value of the common stock.

As of December 31, 2004, no share option was granted under the New Scheme.

Call Option Agreements

On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Foundation to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stocks pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options become fully vested. Accordingly, compensation expenses of approximately RMB173.2 million and RMB10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2004, none of the call options had been exercised.

Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options in 2002 is as follows:

Risk-free interest rate	4.96%
Expected option life — Issued on December 18, 2002	1 year
Expected dividend yield	4.11%
Volatility	48.01%

23. DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2004, 2003 and 2002, the subsidiaries of the Company appropriated approximately RMB46.2 million, RMB100.0 million and RMB60.8 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2004, 2003 and 2002.

In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalization as paid-in capital of Xing Yuan Dong. Such release was credited to the capital reserve, which represents the capitalization of the retained earnings of Xing Yuan Dong and is a non-distributable reserve of the Group.

The Company’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB110.8 million and RMB29.8 million as of December 31, 2004 and 2003, respectively.

Dividends declared by the Company during 2004 and 2003 consist of:

	2004	2003
	RMB’000	RMB’000
2003 and 2002 final dividends of HK$0.01 and HK$0.01 per share, respectively	38,885	39,210
2004 and 2003 interim dividends of HK$0.005 and HK$0.01 per share, respectively	19,450	38,541

	58,335	77,751

On April 25, 2005, the Company proposed a final dividend of RMB0.005 per share totaling approximately RMB19,450,000.

24. RELATED PARTY TRANSACTIONS

(a) Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive
Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence. Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(b) Due from affiliated companies arising from trading activities:

	2004	2003
	RMB’000	RMB’000
Due from related parties:
— Shanghai Yuantong Automobile Sales and Service Company Limited	—	355,835
— Shanghai Shenhua and its affiliated companies	386,710	54,967
— Affiliated companies of JinBei	58,312	53,242
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	4,408
— Associated companies and jointly controlled entities	75,224	46,453
— A joint venture partner of Shenyang Aerospace	882	—
— BMW Brilliance arising from the sale of machineries and equipment (note (i))	269,003	269,003

	790,131	783,908
Provision for doubtful debts	(24,720)	(9,720)

	765,411	774,188

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(c)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	22,500	4,505
— Shanghai Shenhua	601,348	487,770
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	3,000
— Associated companies and jointly controlled entities	21,295	31,900

	645,143	527,175

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(d)	As of December 31, 2004, included in prepayments and other current assets were approximately RMB9.5 million (2003: RMB26 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As of December 31, 2003, included in other receivables were outstanding proceeds of RMB20 million arising from the disposal of an associated company to an affiliated company in December 2002.

(e)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	276,951	375,396
— Shanghai Shenhua and its affiliated companies	40,570	84,417
— JinBei and its affiliated companies	195,166	216,559
— Other affiliated companies of BHL	8,705	2,478
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,037
— Affiliated companies of the joint venture partner of Xinguang Brilliance	—	4,967
— Other affiliated companies	1,330	—

	522,722	684,854

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(f)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Notes payable to related parties:
— Shanghai Shenhua	4,116	—
— Affiliated companies of JinBei	24,229	27,272
— Associated companies and jointly controlled entities	91,892	8,059
— Other affiliated companies	925	100

	121,162	35,431

(g)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	38,127	150,637	56,438
— Shanghai Shenhua and its affiliated companies	1,895,881	1,984,715	1,664,156
— Other affiliated companies of BHL	—	504	150,390
— Shanghai Yuantong	—	—	710,100
— Associated companies and jointly controlled entities	205,849	171,512	102,024
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	5,135	—

	2,139,857	2,312,503	2,683,108

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Purchase of goods:
— JinBei and its affiliated companies	764,311	986,828	712,061
— Shanghai Shenhua and its affiliated companies	214,467	222,940	375,402
— Other affiliated companies of BHL	89,690	93,498	99,514
— Associated companies and jointly controlled entities	898,914	1,597,289	1,014,057
— Affiliated companies of the joint venture partner of Ningbo Yuming	342	16,338	14,580
— A joint venture partner of Shenyang Aerospace	39,019	—	—
Subcontracting charges to a jointly controlled entity	178,685	17,438	—

	2,185,428	2,934,331	2,215,614

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	10,000	—	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	6,940	—	—
Finance charge to a jointly controlled entity	17,850	—	—
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,840	12,000	—
Operating lease rental from a jointly controlled entity	15,364	—	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	4,407	—	—
— A jointly controlled entity	1,105	—	—
Purchase of machinery from affiliated companies of JinBei	58,089	—	—

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Research and development expenses to third parties under contracts assumed from an affiliated company of BHL at original cost	—	—	116,000
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of BHL at original cost	—	—	18,305
Management expenses reimbursed to and consultancy fees paid to BHL	—	—	5,182

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of Zhonghua sedans.

Other significant transactions with affiliated companies consisted of:

i. Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii. Guarantees provided to affiliated companies

Please refer to Note 20 (c) (ii) for details of the guarantees provided to affiliated companies.

(h) The advances to affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	22,528	—
— BHL and its affiliated companies	—	172,955
— Affiliated companies of JinBei	16,786	69,748
— Other affiliated companies	138	779

	39,452	243,482

Less: Provision for doubtful debt	(1,975)	—

	37,477	243,482

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	The advances from affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000
Advances from related parties:
— Affiliated companies of BHL	14,319	15,294
— An associated company	—	—
— An affiliated company of Shanghai Shenhua	230	—
— Affiliated companies of JinBei	945	516
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,845
— Other affiliated companies	382	382
— Financing received from BMW Brilliance (Note 11(d))	74,605	74,605

	90,481	92,642

Save for the financing received from BMW Brilliance as detailed in Note 11(c), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(j)	As of December 31, 2004 and 2003, the Company had advanced approximately RMB3,580.1 million and RMB3,528.1 million, respectively, to its subsidiaries, of which approximately RMB2,258.9 million and RMB2,288.9 million bear interest at 5.0% to 5.841% per annum and 5.0% to 5.8% per annum, respectively.

25. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 20% to 23.5% of the basic salary costs of their staff for 2004 (2003: 22% to 23.5%; 2002: 23.5% to 25%) payable to a Chinese insurance company. The retirement plan contributions payable for the years ended December 31, 2004, 2003 and 2002 were approximately RMB37.5 million, RMB50.4 million and RMB26.8 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB35 million, RMB46.5 million and RMB21.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, were calculated at a certain percentage (approximately 14.8% to 23.4% in 2004, 13% to 18% in 2003 and 11% to 18.9% in 2002) of the employees’ basic salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2004, 2003 and 2002, contributions amounting to approximately HK$147,000, HK$150,000 and HK$146,000, respectively, were made.

26. EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2004, no performance bonus was allocated. For the years ended December 31, 2003 and 2002, the Company accrued RMB34.4 million and RMB21.6 million, respectively, under the Plan.

27. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2004: RMB18,369,000; 2003: RMB Nil; 2002: RMB800,000)	154,041	165,924	202,968

Income taxes	127,538	163,687	112,579

During the years ended December 31, 2004, 2003 and 2002, major non-cash transactions included:

In 2003, as approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital by injecting buildings amounting to approximately RMB41.0 million (Note 11(b)), long-term prepayment for rental of land amounting to approximately RMB64.4 million (Note 11(b)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

28. OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Import tariffs	56,857	104,598	68,168
Research and development costs	479,928	191,433	304,936
Foreign exchange
losses/(gains)	6,011	(120)	2,786
Provision for impairments of property, plant and equipment	10,000	6,027	2,547
Provision for impairment of investment securities	—	—	8,500
Provision for doubtful debts and write off of bad debts	55,292	4,825	18,921

29. SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Group began manufacturing and selling Zhonghua sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of Zhonghua sedans; and iii) manufacture and sale of BMW sedans.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.

The Group provides services to a broad range of automobiles and its components. The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Company had one customer and its affiliates (see Note 24(g)) that accounted for more than ten percent of revenues. The Company reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Business segments — 2004

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,546,263	1,324,572	—	6,870,835
Elimination of intersegment revenues	(328,837)	—	—	(328,837)

Revenues from external customers	5,217,426	1,324,572	—	6,541,998

Segment income (loss) before taxation and minority interests	423,966	(882,174)	18,562	(439,646)
Unallocated amounts — corporate expenses				(58,773)

Income before taxation and minority interests				(498,419)

Segment assets as of December 31, 2004	11,848,130	5,268,699	588,455	17,705,284

Unallocated amounts — corporate assets				71,142

Total assets as of December 31, 2004				17,776,426

Other disclosures:
Depreciation of fixed assets	202,731	162,907	—	365,638
Amortization of long-term prepayment for rental of land	2,368	—	—	2,368
Amortization on intangible assets	905	225,137	—	226,042
Impairment of equity method goodwill	47,320	—	—	47,320
Interest income	56,716	2,084	—	58,800
Interest expense	169,075	13,383	—	182,458
Capital expenditure	221,838	699,031	—	920,869
Equity in earnings of associated companies and jointly controlled entities	49,845	57,854	18,562	126,261
Equity method goodwill (Note 13)	343,783	31,983	—	375,766
Goodwill	418,400	—	—	418,400

Business segments — 2003

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	6,942,411	3,345,332	—	10,287,743
Elimination of intersegment revenues	(178,186)	—	—	(178,186)

Revenues from external customers	6,764,225	3,345,332	—	10,109,557

Segment income (loss) before taxation and minority interests	1,386,980	133,614	(124,910)	1,395,684
Unallocated amounts — corporate expenses				(301,497)

Income before taxation and minority interests				1,094,187

Segment assets as of December 31, 2003	12,030,065	5,555,963	564,543	18,150,571

Unallocated amounts — corporate assets				137,665

Total assets as of December 31, 2003				18,288,236

Other disclosures:
Depreciation of fixed assets	197,073	250,021	—	447,094
Amortization of long-term prepayment for rental of land	2,153	—	—	2,153
Amortization on intangible assets	1,546	225,531	—	227,077
Interest income	49,535	3,137	—	52,672
Interest expense	166,074	1,037	—	167,111
Capital expenditure	1,023,356	1,005,709	—	2,029,065
Equity in earnings of associated companies and jointly controlled entities	102,050	132,331	(124,910)	109,471
Equity method goodwill (Note 13)	391,104	31,983	—	423,087
Goodwill	414,464	—	—	414,464

30. ACCUMULATED OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income only represents its net income for the years ended December 31, 2004, 2003 and 2002.

	Unrealized gain on marketable	Foreign currency	Accumulative other
	available-for-sale securities	translation adjustments	comprehensive income
	RMB’000	RMB’000	RMB’000
Balance at December 31, 2002	—	39,179	39,179
Current year change	—	—	—

Balance at December 31, 2003	—	39,179	39,179
Current year change	28,468	—	28,468

Balance at December 31, 2004	28,468	39,179	67,647

31. COMPARATIVE FIGURES

Certain comparative figures reported in previous years have been reclassified to conform to the fiscal 2004 presentation.

32. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 25, 2005.

Annual General Meeting

June 24, 2005, 9:00 a.m.
Pheasant Room
1st Floor
Mandarin Oriental Hong Kong
5 Connaught Road Central
Hong Kong

Stock Exchange Listing

New York Stock Exchange
Trading Symbol: CBA

Hong Kong Stock Exchange
Stock Code: 1114

The Annual Report on Form 20-F for Brilliance China Automotive Holdings Limited to be filed with the U.S. Securities and Exchange Commission will be available upon request. For a copy, please write or call Weber Shandwick Worldwide (HK) Ltd.

Company Secretary and
Group Offices

Mr. Lloyd Xing Hong

Brilliance China Automotive
Holdings Limited
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong

Tel: (852) 2523-7227
Fax: (852) 2526-8472

Website:
www.brillianceauto.com

Shenyang Brilliance JinBei Automobile Co., Ltd.
No. 14, Shanzuizi Road
Dadong District
Shenyang, China

Counsel

Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

Tel: (852) 2978-8000
Fax: (852) 2978-8099

Auditors

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

Tel: (852) 2909-5555
Fax: (852) 2810-0032

New York Depositary,
Transfer Agent & Registrar

The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America

Shareholder Inquiries:
1-888-BNYADRS

E-mail: shareowner-svcs
@bankofny.com

Website: www.adrbny.com

Investor Relations

Weber Shandwick Worldwide
(HK) Ltd.
Room 103–105
1/F Wilson House
19 Wyndham Street
Central
Hong Kong

Tel: (852) 2845-1008
Fax: (852) 2868-0224